UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 4, 2016

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated February 4, 2016 entitled: “NXP Semiconductors Reports Fourth Quarter and Full-Year 2015 Results”.

Exhibits

Press release dated February 4, 2016 entitled: “NXP Semiconductors Reports Fourth Quarter and Full-Year 2015 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 4th day of February 2016.

NXP Semiconductors N.V.

/s/ D. Durn
D. Durn, CFO

NXP Semiconductors Reports Fourth Quarter and Full-Year 2015 Results

•	2015 revenue up 8 percent year-on-year

•	Continued strong earnings growth

•	Freescale merger complete and synergies on track

	Q4 2015	FY 2015
Revenue	$1,606 million	$6,101 million
GAAP Gross margin	38.5%	45.7%
GAAP Operating margin	63.1%	33.0%
GAAP Diluted earnings per share	$3.56	$6.10

Non-GAAP Gross margin	50.2%	49.2%
Non-GAAP Operating margin	27.0%	27.6%
Non-GAAP Diluted earnings per share	$1.25	$5.60

Eindhoven, The Netherlands, February 4, 2016 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the fourth quarter and the full-year 2015, ended December 31, 2015, as well as provided guidance for the first quarter of 2016.

“The end of 2015 brought to a close a year filled with significant accomplishments and a few challenges for NXP. During the fourth quarter we successfully completed the previously announced merger with Freescale Semiconductor. NXP is now the clear market leader in automotive, microcontroller and security semiconductor solutions. Notwithstanding our success, we faced an uncertain macro demand environment during the second-half of 2015. Despite this, we continued to outperform the overall industry. Looking forward, our task is to continue to outgrow the market despite the uncertain environment,” said Richard Clemmer, NXP Chief Executive Officer.

On a full-year basis, NXP delivered revenue of $6.1 billion, up 8 percent from 2014, including the benefit of approximately one month of revenue contribution from Freescale. Revenue from our strategic HPMS segment was $4.72 billion, up 12 percent year-on-year, with nearly all of the operating segments delivering positive growth for the year. Standard Product segment revenue was $1.24 billion, down 3 percent versus the prior year. Full-year non-GAAP operating profit and non-GAAP earnings were both up strongly versus 2014. Non-GAAP operating income was $1.68 billion, up 19 percent versus the prior year, and non-GAAP earnings per share were $5.60, up nearly 18 percent versus 2014, and non-GAAP free cash flow was $996 million.

Looking at our results for the fourth quarter 2015, revenue was $1.61 billion, up 4 percent year-on-year, and up nearly 6 percent versus the prior quarter. HPMS segment revenue was $1.31 billion, up 12 percent from the same period a year ago, as well as sequentially. Standard Product segment revenue was $271 million, down 18 percent from same period a year ago and down 17 percent sequentially. In spite of weaker revenue trends, non-GAAP diluted earnings per share were $1.25, reflective of better gross margin and solid expense control resulting in improved profit fall-through. Additionally we generated $180 million non-GAAP free cash flow.

“In summary, we believe NXP is ideally positioned in the right markets, with the right customers and highly competitive portfolio of solutions. I would like to personally thank all of our employees for their tireless efforts in bringing the merger to a successful conclusion. I would further like to thank our customers for the positive inputs and confidence in the vision of the combined company. We believe the merger will result in significant value creation both in terms of giving us an even more competitive cost structure as well broadening the product portfolio we can offer our customers,” said Clemmer.

Summary of Fourth Quarter and Full-year 2015 Results ($ millions, except diluted EPS, unaudited)

	Q4 2015	Q3 2015	Q4 2014	Q - Q	Y - Y	2015	2014	Y - Y
Product Revenue	$1,577	$1,489	$1,500	5.9%	5.1%	$5,961	$5,483	8.7%
Corporate & Other	$29	$33	$37	-12.1%	-21.6%	$140	$164	-14.6%

Total Revenue	$1,606	$1,522	$1,537	5.5%	4.5%	$6,101	$5,647	8.0%
GAAP Gross Profit	$619	$740	$704	-16.4%	-12.1%	$2,787	$2,640	5.6%
Gross Profit Adjustments (1)	$(187)	$(8)	$(12)			$(212)	$(73)
Non-GAAP Gross Profit	$806	$748	$716	7.8%	12.6%	$2,999	$2,713	10.5%
GAAP Gross Margin	38.5%	48.6%	45.8%			45.7%	46.8%
Non-GAAP Gross Margin	50.2%	49.1%	46.6%			49.2%	48.0%
GAAP Operating Income	$1,013	$375	$310	170.1%	226.8%	$2,015	$1,049	92.1%
Operating Income Adjustments (1)	580	(74)	(79)			330	(365)
Non-GAAP Operating Income	$433	$449	$389	-3.6%	11.3%	$1,685	$1,414	19.2%
GAAP Operating Margin	63.1%	24.6%	20.2%			33.0%	18.6%
Non-GAAP Operating Margin	27.0%	29.5%	25.3%			27.6%	25.0%
GAAP Net Income / (Loss)	$972	$361	$149	169.3%	552.3%	$1,526	$539	183.1%
Net Income Adjustments (1)	631	(19)	(178)			126	(644)
Non-GAAP Net Income / (Loss)	$341	$380	$327	-10.3%	4.3%	$1,400	$1,183	18.3%
GAAP EPS	$3.56	$1.49	$0.61	138.9%	483.6%	$6.10	$2.17	181.1%
EPS Adjustments (1)	$2.31	$(0.08)	$(0.74)			$0.50	$(2.59)
Non-GAAP EPS	$1.25	$1.57	$1.35	-20.4%	-7.4%	$5.60	$4.76	17.6%

Please see “Non-GAAP Financial Measures” on page 3 of this release.

Additional Information for the Fourth Quarter and full-year 2015:

•	On December 7, 2015, NXP completed its merger with Freescale Semiconductor, Ltd. (“FSL Merger”). NXP’s fourth quarter 2015 results include the operating results of FSL from that date forward. As a result of the FSL Merger, NXP recognized a restructuring charge of $239 million. The charge is comprised of employee related severance accruals and contract termination costs. In addition, NXP recognized $49 million of stock based compensation charges related to employees terminated as a result of the FSL Merger.

•	On November 7, 2015, in connection with the FSL Merger, NXP entered into a $2.7 billion secured term loan (“Term Loan B”). Proceeds from the issuance, together with cash-on-hand were used to (i) pay the cash consideration in connection with the FSL Merger, (ii) effect the repayment of any amounts under Freescale’s outstanding credit facility and (iii) pay certain transaction costs, in each case simultaneously with the issuance of the Term Loan.

•	On December 7, 2015 NXP completed the divestiture of its RF Power business to Jianguang Asset Management Co. Ltd.

•	On November 9, 2015, NXP and Jianguang Asset Management Co. Ltd. completed its previously announced creation of WeEn Semiconductors, a Bipolar Power joint venture (JV) in China following the clearance of regulators.

•	During the fourth quarter of 2015, NXP repurchased approximately 1.8 million shares for a total cost of approximately $151 million. For the full-year of 2015, NXP repurchased approximately 5.3 million shares for a total cost of approximately $475 million.

•	During the fourth quarter of 2015, SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported fourth quarter 2015 operating income of $40 million, EBITDA of $56 million and a closing cash balance of $485 million. For the full-year 2015, SSMC reported operating income of $181 million, EBITDA of $241 million and a closing cash balance of $485 million.

•	During the fourth quarter of 2015, utilization in the combined NXP wafer-fabs averaged 86 percent. For the full-year 2015 utilization in the combined NXP wafer-fabs averaged 94 percent.

Supplemental Information ($ millions, unaudited) (1, 2)

	Q4 2015	Q3 2015	Q4 2014	% Q4 Total	Q - Q	Y - Y	2015	2014	Y - Y
Automotive	$422	$308	$292	26%	37%	45%	$1,342	$1,144	17%
Secure Identificantion Solutions (SIS)	$225	$269	$223	14%	-16%	1%	$973	$996	-2%
Secure Connected Devices (SCD)	$379	$317	$349	24%	20%	9%	$1,261	$1,028	23%
Secure Interface & Infrastructure (SI&I)	$280	$270	$305	17%	4%	-8%	$1,144	$1,040	10%

High Performance Mixed Signal (HPMS)	$1,306	$1,164	$1,169	81%	12%	12%	$4,720	$4,208	12%
Standard Products (STDP)	$271	$325	$331	17%	-17%	-18%	$1,241	$1,275	-3%

Product Revenue	$1,577	$1,489	$1,500	98%	6%	5%	$5,961	$5,483	9%
Corporate & Other	$29	$33	$37	2%	-12%	-22%	$140	$164	-15%

Total Revenue	$1,606	$1,522	$1,537	100%	6%	4%	$6,101	$5,647	8%

Note:

1.

As a result of the FSL Merger, NXP has included previously reported Freescale Semiconductor (“Freescale”) product group revenue into its various existing High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. As of the fourth quarter 2015, the NXP HPMS operating segments include the following (1) Automotive includes revenue from Freescale’s Automotive MCU and Analog & Sensor product groups; (2) Secure Connected Devices includes revenue from

Freescale’s Microcontroller product group; (3) Secure Interface & Infrastructure, previously known as Secure Interface & Power includes revenue from Freescale’s Digital Networking and RF product groups. Additionally, certain portions of Freescale’s Analog & Sensor product group and Other revenue is apportioned to various NXP operating segments consistent with NXPs prior product and revenue classification approach, this included product-functionality alignment as well intellectual property (IP) sales and licensing revenue.

2.	Product revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Guidance for the First Quarter 2016: ($ millions) (1)

	Low	Mid	High
Product Revenue	$2,117	$2,174	$2,232
Q-Q	34%	38%	42%
Other Revenue	$34	$36	$38

Total Revenue	$2,150	$2,210	$2,270
Q-Q	34%	38%	41%
Non-GAAP Gross Margin	49.0%	49.5%	50.0%
Non-GAAP Operating Margin	22.5%	23.0%	23.5%
Interest Expense	$(95)	$(95)	$(95)
Cash Taxes	$(15)	$(16)	$(17)
Non-controlling Interest	$(6)	$(10)	$(14)

Ave. Diluted Shares	354	354	354
Non - GAAP EPS	$1.05	$1.10	$1.15

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. Please note:

•	During 4Q15, results only include approximately one-month of Freescale revenue. Guidance growth rates based on absolute reported financial results.

•	The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.”

•	We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Non-GAAP Financial Measures

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Other income, (vi) Operating income (loss), (vii) Operating margin, (viii) Financial Income (expense), (ix) Cash tax expense, (x) Results relating to equity-accounted investees, (xi) Net income (loss), (xii) Net income (loss) attributable to stockholders, (xiii) Weighted average shares –diluted, (xiv) Diluted net income (loss) attributable to stockholders per share, (xv) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xvi) non-GAAP free cash flow. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, process and product transfer costs, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability, foreign exchange differences on our debt and the non-cash impact on income tax expense.

Management does not believe that these items are reflective of the Company’s underlying performance. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual. NXP believes this non-GAAP financial information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of the Company’s on-going operations and enable more meaningful period to period comparisons. These non-GAAP measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

Conference Call and Webcast Information

NXP will host a conference call on February 4, 2016 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its fourth quarter and full-year 2015 results and provide an outlook for the first quarter of 2016.

Interested parties may join the conference call by dialing 1 – 888 – 311 – 8119 (within the U.S.) or 1 – 330 – 863 - 3362 (outside of the U.S.). The participant pass-code is 23904851. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ:NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has 45,000 employees in more than 35 countries, and posted revenue of $6.1 billion in 2015. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended			Full Year
	Dec. 31, 2015	Oct. 4, 2015	Dec. 31, 2014	2015	2014
Revenue	$1,606	$1,522	$1,537	$6,101	$5,647
Cost of revenue	(987)	(782)	(833)	(3,314)	(3,007)

Gross profit	619	740	704	2,787	2,640
Research and development	(318)	(178)	(198)	(890)	(763)
Selling, general and administrative	(413)	(162)	(167)	(922)	(686)
Amortization of acquisition-related intangible assets	(133)	(29)	(31)	(223)	(152)

Total operating expenses	(864)	(369)	(396)	(2,035)	(1,601)
Other income (expense)	1,258	4	2	1,263	10

Operating income (loss)	1,013	375	310	2,015	1,049
Financial income (expense):
Extinguishment of debt	—	—	—	—	(3)
Other financial income (expense)	(174)	16	(137)	(529)	(407)

Income (loss) before taxes	839	391	173	1,486	639
Benefit (provision) for income taxes	148	(15)	(9)	104	(40)
Results relating to equity-accounted investees	2	3	3	9	8

Net income (loss)	989	379	167	1,599	607
Net (income) loss attributable to non-controlling interests	(17)	(18)	(18)	(73)	(68)

Net income (loss) attributable to stockholders	972	361	149	1,526	539
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$3.70	$1.56	$0.64	$6.36	$2.27
Diluted earnings per common share in $	$3.56	$1.49	$0.61	$6.10	$2.17

Weighted average number of shares of common stock (in thousands):
Basic	262,766	231,545	232,367	239,764	237,954
Diluted	272,785	242,122	242,901	250,116	248,609

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	Dec. 31, 2015	Oct. 4, 2015	Dec. 31, 2014

Current assets:
Cash and cash equivalents	$1,614	$2,492	$1,185
Accounts receivable, net	1,047	611	546
Other receivables	83	46	47
Assets held for sale	15	356	—
Inventories, net	1,879	751	755
Other current assets	174	143	107

Total current assets	4,812	4,399	2,640

Non-current assets:
Other non-current assets	602	451	436
Property, plant and equipment	2,922	1,097	1,123
Identified intangible assets	8,790	465	573
Goodwill	9,228	1,838	2,121

Total non-current assets	21,542	3,851	4,253

Total assets	26,354	8,250	6,893

Current liabilities:
Accounts payable	1,014	736	729
Liabilities held for sale	—	8	—
Restructuring liabilities-current	197	21	37
Accrued liabilities	781	480	534
Short-term debt	556	532	20

Total current liabilities	2,548	1,777	1,320

Non-current liabilities:
Long-term debt	8,656	4,518	3,979
Restructuring liabilities	43	3	3
Deferred tax liabilities	2,293	72	76
Other non-current liabilities	1,011	723	714

Total non-current liabilities	12,003	5,316	4,772

Non-controlling interests	288	268	263
Stockholders’ equity	11,515	889	538

Total equity	11,803	1,157	801

Total liabilities and equity	26,354	8,250	6,893

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended			Full Year
	Dec. 31, 2015	Oct. 4, 2015	Dec. 31, 2014	2015	2014
Cash Flows from operating activities
Net income (loss)	$989	$379	$167	$1,599	$607
Adjustments to reconcile net income (loss):
Depreciation and amortization	230	94	97	517	405
Stock-based compensation	111	34	34	216	133
Change in fair value of the Warrant liability	1	(67)	2	31	2
Amortization of discount on debt	11	9	3	39	3
Amortization of debt issuance costs	11	—	13	11	13
(Gain) loss on extinguishment of debt	—	—	—	—	3
Net (gain) loss on sale of assets	(1,258)	(4)	(3)	(1,263)	(10)
Results relating to equity accounted investees	(2)	(3)	(3)	(9)	(8)
Changes in deferred taxes	(69)	4	(1)	(63)	1
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	71	(96)	108	(78)	(111)
(Increase) decrease in inventories	154	(5)	(27)	82	(42)
Decrease (Increase) in other non-current assets	9	1	—	30	13
Increase (decrease) in accounts payable and accrued liabilities	(10)	(5)	71	22	222
Exchange differences	31	(6)	91	193	246
Other items	(8)	5	4	3	(9)

Net cash provided by (used for) operating activities	271	340	556	1,330	1,468

Cash flows from investing activities:
Purchase of identified intangible assets	(5)	(1)	(10)	(12)	(36)
Capital expenditures on property, plant and equipment	(92)	(78)	(107)	(341)	(329)
Proceeds from disposals of property, plant and equipment	1	4	2	7	4
Proceeds from disposals of assets held for sale	—	—	3	—	6
Purchase of interests in businesses	(1,587)	—	(6)	(1,692)	(8)
Proceeds from sale of interests in businesses	1,604	—	—	1,605	1
Proceeds from return of equity investment	—			1
Other	2	(1)	(14)	2	(25)

Net cash (used for) provided by investing activities	(77)	(76)	(132)	(430)	(387)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	(1)	—	(2)	(17)
Repayments under the revolving credit facility	—	—	(750)	—	(950)
Amounts drawn under the revolving credit facility	—	—	—	—	800
Repurchase of long-term debt	(3,586)	—	—	(3,586)	(92)
Principal payments on long-term debt	(8)	(6)	(5)	(32)	(15)
Proceeds from the issuance of long-term debt	2,680	—	1,150	3,680	1,150
Cash paid for debt issuance costs	(22)	—	(16)	(32)	(16)
Proceeds from the sale of warrants	—	—	134	—	134
Cash paid for Notes hedge derivatives	—	—	(208)	—	(208)
Dividends paid to non-controlling interests	—	(51)	—	(51)	(50)
Cash proceeds from exercise of stock options	18	8	48	51	145
Purchase of treasury shares	(151)	(158)	(180)	(475)	(1,435)
Hold-back payments on prior acquisitions	—	—	—	(2)	—

Net cash provided by (used for) financing activities	(1,070)	(208)	173	(449)	(554)

Effect of changes in exchange rates on cash positions	(2)	1	(6)	(22)	(12)

Increase (decrease) in cash and cash equivalents	(878)	57	591	429	515
Cash and cash equivalents at beginning of period	2,492	2,435	594	1,185	670

Cash and cash equivalents at end of period	1,614	2,492	1,185	1,614	1,185

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended			Full Year
	Dec. 31,	Oct. 4,	Dec. 31,
	2015	2015	2014	2015	2014
High Performance Mixed Signal (HPMS)	1,306	1,164	1,169	4,720	4,208
Standard Products	271	325	331	1,241	1,275

Product Revenue	1,577	1,489	1,500	5,961	5,483
Corporate and Other	29	33	37	140	164

Total Revenue	$1,606	$1,522	$1,537	$6,101	$5,647

HPMS Revenue	$1,306	$1,164	$1,169	$4,720	$4,208
Percent of Total Revenue	81.3%	76.5%	76.1%	77.4%	74.5%
HPMS segment GAAP gross profit	534	626	595	2,367	2,253
PPA effects 1)	(164)	(1)	(1)	(166)	(2)
Restructuring 2)	(8)	—	—	(9)	—
Stock based compensation 2)	(6)	(2)	(2)	(12)	(7)
Other incidentals	(1)	1	1	(1)	—

HPMS segment non-GAAP gross profit	$713	$628	$597	$2,555	$2,262

HPMS segment GAAP gross margin	40.9%	53.8%	50.9%	50.1%	53.5%
HPMS segment non-GAAP gross margin	54.6%	54.0%	51.1%	54.1%	53.8%
HPMS segment GAAP operating profit	995	331	277	1,885	983
PPA effects 1)	(283)	(14)	(16)	(329)	(84)
Restructuring 2)	(195)	1	(2)	(211)	(3)
Stock based compensation 2)	(99)	(28)	(27)	(184)	(104)
Other incidentals 3)	1,191	1	1	1,191	6

HPMS segment non-GAAP operating profit	$381	$371	$321	$1,418	$1,168

HPMS segment GAAP operating margin	76.2%	28.4%	23.7%	39.9%	23.4%
HPMS segment non-GAAP operating margin	29.2%	31.9%	27.5%	30.0%	27.8%

Standard Products Revenue	$271	$325	$331	$1,241	$1,275
Percent of Total Revenue	16.9%	21.4%	21.5%	20.3%	22.6%
Standard Products segment GAAP gross profit	90	108	103	417	382
PPA effects	(1)	—	—	(3)	(2)
Restructuring	(4)	(4)	(6)	(9)	(31)
Stock based compensation	(1)	(1)	(1)	(3)	(3)
Other incidentals	(1)	(2)	(3)	(6)	(10)

Standard Products segment non-GAAP gross profit	$97	$115	$113	$438	$428

Standard Products segment GAAP gross margin	33.2%	33.2%	31.1%	33.6%	30.0%
Standard Products segment non-GAAP gross margin	35.8%	35.4%	34.1%	35.3%	33.6%
Standard Products segment GAAP operating profit	103	56	41	264	120
PPA effects	(12)	(12)	(12)	(50)	(58)
Restructuring	(4)	(4)	(6)	(9)	(37)
Stock based compensation	(11)	(6)	(7)	(31)	(29)
Other incidentals 3)	66	(2)	(3)	61	(10)

Standard Products segment non-GAAP operating profit	$64	$80	$69	$293	$254

Standard Products segment GAAP operating margin	38.0%	17.2%	12.4%	21.3%	9.4%
Standard Products segment non-GAAP operating margin	23.6%	24.6%	20.8%	23.6%	19.9%

Corporate and Other Revenue	$29	$33	$37	$140	$164
Percent of Total Revenue	1.8%	2.1%	2.4%	2.3%	2.9%
Corporate and Other segment GAAP gross profit	(5)	6	6	3	5
PPA effects	(2)	(2)	(2)	(9)	(8)
Restructuring	(1)	—	1	—	(12)
Other incidentals	2	3	1	6	2

Corporate and Other segment non-GAAP gross profit	$(4)	$5	$6	$6	$23

Corporate and Other segment GAAP gross margin	-17.2%	18.2%	16.2%	2.1%	3.0%
Corporate and Other segment non-GAAP gross margin	-13.8%	15.2%	16.2%	4.3%	14.0%
Corporate and Other segment GAAP operating profit	(85)	(12)	(8)	(134)	(54)
PPA effects	(5)	(6)	(6)	(22)	(25)
Restructuring 2)	(40)	(1)	(4)	(44)	(17)
Stock based compensation	(1)	—	—	(1)	—
Merger-related costs	(27)	(3)	—	(42)	—
Other incidentals	—	—	3	1	(4)

Corporate and Other segment non-GAAP operating profit	$(12)	$(2)	$(1)	$(26)	$(8)

Corporate and Other segment GAAP operating margin	-293.1%	-36.4%	-21.6%	-95.7%	-32.9%
Corporate and Other segment non-GAAP operating margin	-41.4%	-6.1%	-2.7%	-18.6%	-4.9%

1)	Includes Purchase Accounting effect on inventory that will be amortized over 4 months.
2)	Includes severance, contract termination costs and accelerated vesting charges related to the acquisition of Freescale.
3)	Includes the recognition of the gain on the sale of the RF Power and Bipolar businesses.

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended				Full Year
	Dec. 31,		Oct. 4,	Dec. 31,
	2015		2015	2014	2015	2014
Revenue	$1,606		$1,522	$1,537	$6,101	$5,647
GAAP Gross profit	$619		$740	$704	$2,787	$2,640
PPA effects 1)	(167)		(3)	(3)	(178)	(12)
Restructuring 2)	(13)		(4)	(5)	(18)	(43)
Stock Based Compensation 2)	(7)		(3)	(3)	(15)	(10)
Other incidentals	—		2	(1)	(1)	(8)

Non-GAAP Gross profit	$806		$748	$716	$2,999	$2,713

GAAP Gross margin	38.5%		48.6%	45.8%	45.7%	46.8%
Non-GAAP Gross margin	50.2%		49.1%	46.6%	49.2%	48.0%
GAAP Research and development	$(318)		$(178)	$(198)	$(890)	$(763)
Restructuring 2)	(79)		1	(4)	(91)	(9)
Stock based compensation 2)	(21)		(7)	(7)	(45)	(20)
Other incidentals	1		—	—	1	(1)

Non-GAAP Research and development	$(219)		$(172)	$(187)	$(755)	$(733)

GAAP Selling, general and administrative	$(413)		$(162)	$(167)	$(922)	$(686)
Restructuring 2)	(147)		(1)	(3)	(155)	(5)
Stock based compensation 2)	(83)		(24)	(24)	(156)	(103)
Merger-related costs	(27)		(3)	—	(42)	—
Other incidentals	(1)		(3)	3	(4)	(7)

Non-GAAP Selling, general and administrative	$(155)		$(131)	$(143)	$(565)	$(571)

GAAP amortization of acquisition-related intangible assets	$(133)		$(29)	$(31)	$(223)	$(152)
PPA effects	(133)		(29)	(31)	(223)	(152)

Non-GAAP amortization of acquisition-related intangible assets	$—		$—	$—	$—	$—

GAAP Other income (expense)	$1,258		$4	$2	$1,263	$10
PPA effects	—		—	—	—	(3)
Other incidentals 3)	1,257		—	(1)	1,257	8

Non-GAAP Other income (expense)	$1		$4	$3	$6	$5

GAAP Operating income (loss)	$1,013		$375	$310	$2,015	$1,049
PPA effects 1)	(300)		(32)	(34)	(401)	(167)
Restructuring 2)	(239)		(4)	(12)	(264)	(57)
Stock based compensation 2)	(111)		(34)	(34)	(216)	(133)
Merger-related costs	(27)		(3)	—	(42)	—
Other incidentals 3)	1,257		(1)	1	1,253	(8)

Non-GAAP Operating income (loss)	$433		$449	$389	$1,685	$1,414

GAAP Operating margin	63.1%		24.6%	20.2%	33.0%	18.6%
Non-GAAP Operating margin	27.0%		29.5%	25.3%	27.6%	25.0%
GAAP Financial income (expense)	$(174)		$16	$(137)	$(529)	$(410)
Non-cash interest expense on convertible notes	(10)		(9)	(3)	(38)	(3)
Foreign exchange gain (loss) on debt	(31)		6	(91)	(193)	(246)
Gain (loss) on extinguishment of long term debt	—		—	—	—	(3)
Changes in fair value of warrant liability	(1)		67	(2)	(31)	(2)
Other financial expense	(76)		(4)	(4)	(95)	(17)

Non-GAAP Financial income (expense)	$(56)		$(44)	$(37)	$(172)	$(139)

GAAP Income tax benefit (provision)	$148		$(15)	$(9)	$104	$(40)
Other adjustments	167		(8)	(2)	144	(16)

Non-GAAP Cash tax (expense)	$(19)		$(7)	$(7)	$(40)	$(24)

GAAP Results relating to equity-accounted investees	$2		$3	$3	$9	$8
Other adjustments	2		3	3	9	8

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—	$—	$—

GAAP Net income (loss)	$989		$379	$167	$1,599	$607
PPA effects 1)	(300)		(32)	(34)	(401)	(167)
Restructuring 2)	(239)		(4)	(12)	(264)	(57)
Stock based compensation 2)	(111)		(34)	(34)	(216)	(133)
Merger-related costs	(27)		(3)	—	(42)	—
Other incidentals 3)	1,257		(1)	1	1,253	(8)
Other adjustments	51	4)	55	(99)	(204)	(279)

Non-GAAP Net income (loss)	$358		$398	$345	$1,473	$1,251

GAAP Net income (loss) attributable to stockholders	$972		$361	$149	$1,526	$539
PPA effects 1)	(300)		(32)	(34)	(401)	(167)
Restructuring 2)	(239)		(4)	(12)	(264)	(57)
Stock based compensation 2)	(111)		(34)	(34)	(216)	(133)
Merger-related costs	(27)		(3)	—	(42)	—
Other incidentals 3)	1,257		(1)	1	1,253	(8)
Other adjustments	51	4)	55	(99)	(204)	(279)

Non-GAAP Net income (loss) attributable to stockholders	$341		$380	$327	$1,400	$1,183

GAAP Weighted average shares - diluted	272,785		242,122	242,901	250,116	248,609
Non-GAAP Adjustment	—		—	—	—	—

Non-GAAP Weighted average shares - diluted	272,785		242,122	242,901	250,116	248,609

GAAP Diluted net income (loss) attributable to stockholders per share	$3.56		$1.49	$0.61	$6.10	$2.17
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$1.25		$1.57	$1.35	$5.60	$4.76

1)	Includes Purchase Accounting effect on inventory that will be amortized over 4 months.
2)	Includes severance, contract termination costs and accelerated vesting charges related to the acquisition of Freescale.
3)	Includes the recognition of the gain on the sale of the RF Power and Bipolar businesses.
4)	Includes: During 4Q15: Non-cash interest expense on convertible Notes: ($10) million; Foreign exchange loss on debt: ($31) million;

Changes in fair value of warrant liability: ($1) million; Other financial expense: ($76) million; Results relating to equity-accounted investees: $2 million; and difference between book and cash income taxes: $167 million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended			Full Year
	Dec. 31, 2015	Oct. 4, 2015	Dec. 31, 2014	2015	2014

Net Income	$989	$379	$167	$1,599	$607

Reconciling items to EBITDA
Financial (income) expense	174	(16)	137	529	410
(Benefit) provision for income taxes	(148)	15	9	(104)	40
Depreciation	89	58	58	262	219
Amortization	141	36	39	255	186

EBITDA	$1,245	$472	$410	$2,541	$1,462

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(2)	(3)	(3)	(9)	(8)
Purchase accounting effect on inventory	149	—	—	149	—
Restructuring 1)	239	4	11	264	56
Stock based compensation	111	34	34	216	133
Merger-related costs	27	3	—	42	—
Other incidental items 1)	(1,254)	4	(1)	(1,245)	7

Adjusted EBITDA	$515	$514	$451	$1,958	$1,650

Trailing twelve month adjusted EBITDA	$1,958	$1,894	$1,650	$1,958	$1,650

1) Excluding depreciation property, plant and equipment and amortization of software related to:

Restructuring	—	—	1	—	1
Other incidental items	(3)	(3)	—	(8)	1

($ in millions)	Three Months Ended			Full Year
	Dec. 31, 2015	Oct. 4, 2015	Dec. 31, 2014	2015	2014

Net cash provided by (used for) operating activities	$271	$340	$556	$1,330	$1,468

Net capital expenditures on property, plant and equipment	(91)	(74)	(105)	(334)	(325)

Non-GAAP free cash flow	$180	$266	$451	$996	$1,143
Non-GAAP free cash flow as a percent of Revenue	11%	17%	29%	16%	20%